FBS Global Limited

74 Tagore Lane, #02-00

Sindo Industrial Estate

Singapore 787498

July 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	FBS Global Limited
Amendment No. 4 to Registration Statement on Form F-1
Submitted June 27, 2023
File No. 333-269469

Ladies and Gentlemen:

By letter dated July 20, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided FBS Global Limited (the “Company”) with comments on the Company’s Amendment No. 4 to Registration Statement on Form F-1, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Concurrently herewith, the Company is filing Amendment No. 5 to the Registration Statement on Form F-1.

Amendment No. 4 to Registration Statement submitted July 20, 2023

General

1.	Paragraph 1(a) of Exhibit 1.1 appears to describe only an offering by the registrant, whereas your registration statement describes an offering by the registrant and a resale offering. Please reconcile.

We note that the Selling Shareholder is selling his shares pursuant to the Resale Prospectus as such shares are not underwritten. Both prospectuses have been revised to reflect this change.

2.	Paragraph 2.4 of Exhibit 5.1 appears to include an inappropriate assumption by counsel. Please file a revised opinion.

We have filed an updated opinion that has revised the assumption and respectfully note that Cayman Island counsel has provided that this assumption is necessary as the documents were not signed in presence of said counsel. Further, the assumption is made that the Resolutions remain in full force and effect as Cayman Island counsel cannot verify if there is any subsequent amendment to the Resolutions.

3.	Page Alt-1 refers to the resale of 2,084,337 shares, which is a different number than is included in the table on page Alt-2. Please reconcile. Also revise Exhibit 5.1 as appropriate.

We have corrected the disclosure on page Alt-2 and revised Exhibit 5.1.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

FBS Global Limited

/s/ Kelvin Ang
By:	Kelvin Ang
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood